UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUZANO ANNOUNCES COMMENCEMENT OF OFFERS TO EXCHANGE NEW REGISTERED SECURITIES FOR SECURITIES OFFERED IN PRIVATE TRANSACTIONS

SÃO PAULO, BRAZIL — July 16, 2019 — Suzano S.A. (“Suzano”) (B3: SUZB3 | NYSE: SUZ) announces the commencement of offers (the “Exchange Offers”) by its wholly-owned subsidiary Suzano Austria GmbH (“Suzano Austria”) to exchange up to U.S.$1,750,000,000 aggregate principal amount of Suzano Austria’s newly issued 6.000% Global Notes due 2029 (CUSIP/ISIN: 86964WAF9 / US86964WAF95) (the “New 2029 Notes”) and up to U.S.$1,000,000,000 aggregate principal amount of Suzano Austria’s newly issued 5.000% Global Notes due 2030 (CUSIP/ISIN: 86964WAH5 / US86964WAH51) (the “New 2030 Notes,” and together with the New 2029 Notes, the “New Notes”) in each case registered under the Securities Act of 1933, as amended, for an equal principal amount of Suzano Austria’s issued and outstanding 6.000% Global Notes due 2029 (CUSIPs/ISINs: 86964WAC6; A8372TAF5 / US86964WAC64; USA8372TAF50) (the “Old 2029 Notes”) and 6.000% Global Notes due 2030 (CUSIPs/ISINs: 86964WAG7; A8372TAK4 / US86964WAG78; USA8372TAK46) (the “Old 2030 Notes,” and together with the Old 2030 Notes, the “Old Notes”).  The Exchange Offers are being made pursuant to an exchange offer prospectus, dated July 16, 2019 (as may be amended or supplemented, the “Prospectus”) which sets forth in more detail the terms and conditions of the Exchange Offers.

The Exchange Offers commenced on July 16, 2019, and will expire at 5:00 p.m. New York City time, on August 12, 2019, unless earlier terminated or extended by Suzano Austria (such time and date, as the same may be extended, the “Expiration Date”).  Old Notes tendered may be withdrawn at any time prior to 5:00 p.m. New York City time on the Expiration Date, but not thereafter.

The terms of the New Notes to be issued are substantially identical to the Old Notes, except for terms with respect to additional interest payments, registration rights and legends reflecting transfer restrictions.  The New Notes will be unconditionally and irrevocably guaranteed by Suzano. Holders of Old Notes accepted for exchange will receive interest on the corresponding New Notes and not on such Old Notes.  Any Old Notes not tendered or accepted for exchange will remain outstanding.

Suzano Austria’s obligation to accept any Old Notes tendered in the Exchange Offers is subject to the satisfaction of certain customary conditions applicable to the Exchange Offers as described in the Prospectus.  Suzano Austria has reserved the right, subject to applicable law, to waive any and all conditions to the Exchange Offers.

# # #

Deutsche Bank Trust Company Americas is acting as the exchange agent for the Exchange Offers.  Questions or requests for assistance related to the Exchange Offers or for additional copies of the Prospectus and related documents may be directed to Deutsche Bank Trust Company Americas at +1 (201)-593-2332.  You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Old Notes as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in, the Exchange Offers, before the deadlines specified herein and in the Prospectus.  The deadlines set by each clearing system for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Prospectus.

This announcement is for informational purposes only.  This announcement is not an offer to exchange any Old Notes.  The Exchange Offers are being made solely pursuant to the Prospectus and related documents. The Exchange Offers are not being made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  No authority has passed upon the accuracy or adequacy of the Prospectus or any documents related to the Exchange Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release may contain forward-looking statements that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Suzano undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2019.

SUZANO S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial Officer and Investor Relations Director